1609 W VALLEY BLVD STE 338, ALHAMBRA CA 91803, USA.

February 23, 2018

Vanessa Robertson
Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
Washington D.C. 20549

Re:   America Great Health
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed October 13, 2017
File No. 000-27873

Dear Ms. Robertson,

This letter is in response to your comment letter dated February 13, 2018 regarding Form 10-K for the Fiscal Year Ended June 30, 2017.

Item 15. Exhibits, Financial Statement Schedules, page 15

We have filed an amendment to the Form 10-K which including the entire periodic report and the certifications required by Exchange Act Rule 13a-14(a) and (b).

Please feel free to contact us for any future questions or comments. We could be reached at: (626) 576-1299.

Sincerely,

/s/ Mike Wang
Mike Wang
President
America Great Health